ARJ 3/14/2002

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SEC FILE NUMBER
8- ~~38538~~ 48327

02021845

S ... ES
... E COMMISSION
... 20549

RECEIVED MAR 0 5 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

IBIS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2950 BUSKIRK AVENUE, SUITE 165
(No. and Street)

WALNUT CREEK, (City) CALIFORNIA (State) 94596 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH MARTIN (925) 939-0833
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENDRIKS, G. PAUL
(Name — *if individual, state last, first, middle name*)

1050 NORTHGATE DRIVE, SUITE 52, SAN RAFAEL, CA 94903
(Address) (City) (State) Zip Code)

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL P

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/26

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

IBIS SECURITIES, LLC, as of

December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions

LISA R. MELLO
COMM. #1202212
NOTARY PUBLIC-CALIFORNIA
CONTRA COSTA COUNTY
COMM. EXP. NOV. 17, 2002

Notary Public

Signature

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Reconciliation of the Audited Net Capital Computation and the Broker-Dealers Corresponding Unaudited PArt IIA Net Capital Computation.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IBIS SECURITIES, LLC

FINANCIAL STATEMENTS

For the year ended December 31, 2001

IBIS SECURITIES, LLC

For the year ended December 31, 2001

TABLE OF CONTENTS

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Members of IBIS Securities, LLC:

I have audited the statement of financial condition of IBIS Securities, LLC as of December 31, 2001, and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of IBIS Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 7 to the financial statements, the Company has been named as a defendant in a lawsuit which, in the event of an adverse judgement, could result in a financial loss and impairment of the Company's net capital below amounts as required by the Securities and Exchange Commission. Such an adverse judgement raises substantial doubt about the Company's ability to continue as a going concern. Other than as exhibited in note 7 to the financial statements, no adjustments have been made to the financial statements that might result from the outcome of this uncertainty.

My examination has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

G. Paul Hendriks

February 20, 2002

IBIS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Receivable from broker-dealer	$ 588,914
Other receivables	15,800
Marketable securities at market value (cost $129,826)	130,942
Office furniture, equipment and software, net of accumulated depreciation of $34,244	25,790
Deposits and advances	4,243
Organization expenses, net of accumulated amortization of $7,178	0
	$ 765,689

LIABILITIES AND STOCKHOLDERS' EQUITY

Overdraft payables	$ 5,342
Accounts payable and accrued liabilities	317,041
Reserve for litigation	50,000
Securities sold not yet purchased at market value	14,115
Due to broker-dealer	116,827
State taxes and fees payable	6,000
Total liabilities	509,325
Stockholders' Equity:	
Contributed capital	(29,538)
Retained earnings	133,106
Total stockholders' equity	256,364
	$765,689

The accompanying notes are an integral part of these financial statements

IBIS SECURITIES, LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2001

Revenue	
Commissions and trading revenue	$2,829,978
Underwriting revenue	612,525
Consulting and advisory fees	89,855
Dividend, interest and other income	15,698
Total revenue	3,548,056
Expenses	
Compensation and benefits	1,213,525
Commissions and clearing costs	1,680,928
Communications	128,341
Occupancy	70,127
Promotion	91,011
Regulatory fees	9,586
Professional services and other	244,944
Total expenses	3,438,462
Income before income taxes	109,594
Income tax expense	
Current	6,000
Total income tax expense	6,000
Net income	$ 103,594

The accompanying notes are an integral part of these financial statements

IBIS SECURITIES, LLC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2001

	Contributed Capital	Retained Earnings	Total Stockholders' Equity
BEGINNING BALANCE December 31, 2000	$(29,538)	$461,805	$432,270
Contribution of capital			
Owner withdrawals		(279,500)	(279,500)
Net income		103,594	103,594
ENDING BALANCE December 31, 2001	$(29,538)	$285,902	$256,364

The accompanying notes are an integral part
of these financial statements

IBIS SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2001

Cash flows from operating activities:	
Net income	$103,594
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	8,286
(Increase) decrease in receivables from broker/dealers	(378,346)
(Increase) decrease in other receivables	36,199
(Increase) decrease in marketable securities	984,361
(Increase) decrease in advances and deposits	4,000
(Increase) decrease in fixed assets	(16,761)
Increase (decrease) in accrued liabilities	166,712
Increase (decrease) in reserve for litigation	50,000
Increase (decrease) in securities sold not yet purchased	14,115
Increase (decrease) in payable to broker-dealer	(998,476)
Increase (decrease) in state taxes payable	(251)
Net cash provided (used) by operating activities	(26,567)
Cash provided by financing activities:	
Withdrawals by owners	(279,500)
Net cash used by financing activities	(279,500)
Net increase (decrease) in cash	(306,067)
Cash and cash equivalents at beginning of period	300,725
Cash overdraft at end of period	(5,342)
Supplemental information:	
Income taxes paid	$ 7,251

The accompanying notes are an integral part
of these financial statements

IBIS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

Note 1) Organization

The Company was organized as a Limited Liability Company on March 31, 1995 in the state of California. In July1995 the company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities and Exchange Act of 1934. On July 14, 1995 the Company became a member of the National Association of Securities Dealers, Inc. In January 2000, the Company changed its name from California Capital Finance, LLC to IBIS Securities, LLC.

The Company's primary business is to underwrite municipal securities and provide consulting services to municipalities. The Company also acts as a broker-dealer of municipal securities.

Note 2) Summary of Significant Accounting Policies

Office furniture, equipment, and software is depreciated using the straight-line method over useful lives of five to seven years.

Organization costs are amortized over five years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts of assets and liabilities and the reported amount of revenues and expenses for the reporting period. Actual results could differ from these estimates.

Note 3) Marketable Securities Owned

Marketable securities owned in the amount of $130,942 consists of municipal bonds at current market values. Net unrealized gains of $1,116 are included in securities trading revenue for the year ended December 31, 2001 and are the net result of changes between aggregate cost at time of purchase during the 2001 year and the market value of the securities owned at December 31, 2001.

IBIS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

Note 4) Provisions for Income Taxes

For income tax purposes the company has been treated as a partnership organized as a California Limited Liability Company. As such, no federal income tax is levied on the Company. For California state tax purposes the company is assessed a minimum tax of $800 paid for the tax period ended December 31, 2001 in addition to a fee of $6,000 based on gross revenue. The minimum franchise tax of $800 for the year ended December 31, 2001 was paid in 2001, with the remaining $6,000 payable as of December 31, 2001. There are no deferred taxes.

Note 5) Net Capital Requirements

The Company is required to maintain minimum net capital as defined by rule 15c3-1 of the Securities and Exchange Commission. On December 31, 2001, the Company's net capital was $202,553, the amount of which is $102,553 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital also may not exceed 15 to 1. On December 31, 2001, the Company's net capital ratio was 1.84 to 1.

Note 6) Lease Obligations

In January 2000 the Company entered into an operating lease to rent office premises. The lease term extends through February 28, 2005. The minimum lease payments to be made over the term of the lease are as follows.

For year ended	Amount
December 31, 2002	50,782
December 31, 2003	52,087
December 31, 2004	52,305
December 31, 2005	8,718
Total future minimum lease payments	$163,892

IBIS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

Note 7) Litigation and Going Concern

In October 2001, the Company was named as a defendant in a class action lawsuit filed in the State of Washington, related to the issuance and sale of municipal bonds underwritten by the Company in 2000 in the state of Washington. Subsequent to the issuance and sale of the bonds, the Washington State Controller's office, after a review of the bond issue, issued an opinion that the district for which the bonds were issued had no authority to issue the said bonds. Due to this statement there ceased to be a market for these bonds. The plaintiffs maintain that the bonds were issued without authority and, that after their purchase, have become worthless. The class of plaintiffs seeks compensatory and exemplary damages, attorneys fees and all legal costs resulting from their loss on the purchase of the said bonds.

The Company was named as a defendant along with all other known parties who may have been involved in the underwriting, sale, and the receipt and distribution of the proceeds related to this bond issue. Management of the Company maintains that it did nothing wrong in relation to the underwriting and issuance of the said bonds. Since the case has been recently filed and little, if any, discovery has occurred to date, management is unable to anticipate the outcome of this litigation.

An adverse judgement could result in both, a material financial loss to the Company and impairment to its net capital, reducing net capital below amounts required by the Securities and Exchange Commission. The potential adverse outcome of this litigation raises substantial doubt about the Company's ability to continue as a going concern.

Due to the ongoing nature of this litigation, management has recorded an amount of $50,000 as of December 31, 2001, as a reserve for legal fees to defend the Company.

FOCUS REPORT – PART II

as of December 31, 2001

Firm Name: IBIS SECURITIES, LLC
Firm ID: 38538

1	Total ownership equity		$ 256,364
2	Deduct o/e not allowable for net capital		
3	Total o/e qualified for net capital		256,364
Add:			
A	Allowable subordinated liabilities		
B	Other deductions or credits		
	Description	Amount	
5	Total cap & allowable subloans		256,364
6	Deductions and/or charges		
A	Total non allowable assets	$ 45,833	
B	Aged Fail to deliver		
1	Number of items		
H	Total deductions and/or charges		(45,833)
7	Other additions and/or allowable credits		
	Description	Amount	
8	Net capital before haircuts		210,531
9	Haircuts on securities:		
A	Contractual commitments		
B	Subordinated debt		
C	Trading and investment securities		
1	Exempted securities		
2	Debt securities	$7,978	
3	Options		
4	Other securities		
D	Undue concentration		
E	Other		
	Description:		
			(7,978)
10	Net Capital		$ 202,553

FOCUS REPORT – PART II

as of December 31, 2001

Firm Name: IBIS SECURITIES, LLC
Firm ID: 38538

11	Minimum net capital requirement: (based on Aggregate Indebtedness)	24,869
12	Minimum Dollar Requirement	100,000
13	Net capital required (greater of line 11 or 12)	100,000
14	Excess net capital (line 10 less line 13)	102,553
15	Excess net capital @ 1000% (net cap – 10% of AI)	165,249

Computation of Aggregate Indebtedness

16	Total AI liability from balance sheet		373,041
17	Add:		
A	Drafts for immediate credit		
B	Market value of securities borrowed where no equivalent value is paid or credited		
C	Other unrecorded amounts		
	Descriptions	Amount	
19	Total Aggregate Indebtedness		373,041
20	Percentage of aggregate indebtedness to net capital		184
21	Percentage of aggregate indebtedness to net capital after anticipated withdrawals		184

Other ratios

29	Percentage of debt to debt-equity (15c3-1(d))
30	Option deductions/Net Capital

SCHEDULE II

IBIS SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
DECEMBER 31, 2001

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (B).
All customer transactions are cleared through other broker-dealers on a fully disclosed basis. The Company clears its securities transactions through BNY Clearing Services, LLC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable.

SCHEDULE III

IBIS SECURITIES, LLC

RECONCILIATION OF THE AUDITED NET CAPITAL COMPUTATION
AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA
NET CAPITAL COMPUTATION

December 31, 2001

(Additional Information)

Net capital per unaudited statements	209,216
Add (deduct) audit differences:	
Increase in non allowable assets	(1,591)
Increase in accrued liability	(5,072)
Net capital per audited statements	202,553

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Public Accountant

To the shareholders of IBIS Securities, LLC:

In planning and performing my audit of the financial statements of IBIS Securities, LLC, for the year ended December 31, 2001, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by IBIS Securities, LLC, including tests of compliance with such practices and procedures, and that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3 (k). I did not review the practices and procedures followed by the company (I) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (iii) in obtaining and maintaining physical possession and control; of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded from loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

San Rafael, California
February 20, 2001